Mail Stop 3561

May 16, 2006

Mark Klein
Chief Executive Officer
Skins Inc.
54 West 21st Street, #705
New York, NY 90067

> **Re:** **Skins Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 19, 2006**
> **File No. 333-133406**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2005**
> **File No. 0-51119**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents, page 2

1. Please update your table of contents page numbers to accurately reflect the location of the prospectus sections.

Prospectus Summary, page 3

2. We note in the first paragraph your use of parenthetical phrases and on page 7 concerning your risk factors. The meanings of these terms are clear from their context. Parenthetical definitions such as these are unnecessary. Please delete these and all other parenthetical definitions from your prospectus as appropriate. See Rule 421(c) of Regulation C.

Corporate Information, page 4

3. We note your disclosure that your offices are in New York although you state on page 30 that you do not currently have any facilities or offices. Please revise and in the body of the prospectus provide greater detail concerning your current operations. See Item 102 of Regulation S-B.

Risk Factors, page 7

4. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

    a. We have a limited operating history… page 7

    b. We will likely need to raise additional funds in the future… page 7

    c. Our business could be harmed if we fail to maintain proper inventory… page 9

5. In addition, revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide. See as examples, "Any international sales and manufacturing operations…" on page 10 and "Our trademarks, design patents and other intellectual property…" on page 12. Please also review and where appropriate revise your risk factor captions to better reflect the risk to be described. For example, the captions for your risk factors concerning your intellectual property suggest that you have intellectual property or trademarks. While the point of the risk that follows is that you may not have such intellectual property.

    Please note these are examples only. Review your entire risk factor section and revise as necessary.

6. Please include a risk factor concerning your lack of management experience in the manufacturing industry and footwear in particular. Similarly, include a risk factor concerning your lack of design experience and again footwear in particular.

7. Please include a risk factor that your auditors have raised substantial doubt as to your ability to continue as a going concern.

8. Please include a risk factor that you have a single sourcing and buying agent, Atsco, and identify the risk involved in having one exclusive sourcing agent to procure product for you.

Unaudited Pro Forma Consolidated Condensed Financial Statements, page 19

9. The Share Exchange Transaction is equivalent to the issuance of common stock by Skins Footwear for the net monetary assets of Logicom accompanied by a recapitalization and should be accounted for as a capital transaction. Please remove this section from the filing. Refer to the first comment regarding the financial statements below.

Principal Terms of the Share Exchange, page 23

10. Please expand your disclosure of the share exchange to include further background of the transaction. For example, whether the principals were unrelated parties, how the terms were negotiated, the business reason(s) for the transaction; including the buyback of Mr. Weaver's shares as well as the terms of the promissory note.

Management's Discussion and Analysis or Plan of Operations

Description of the Company Post Share Exchange, page 22

11. Please include a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Please refer to Item 303(a) of Regulation S-B. Please also expand the discussion regarding your plans to resolve the doubts about your ability to continue in existence. The additional disclosure regarding your plans to resolve the doubts about your ability to continue in existence should also be included in Note 1 to the financial statements. Please refer to Financial Reporting Codification Section 607.02.

Patent Application, page 24

12. Please update your disclosure. It appears that you had a deadline that expired on April 10, 2006. Also, please revise your discussion so that a reader who is not familiar with the patent process can understand your disclosure. For example, the use of the phrase "entry based" would be confusing for most readers.

Product Development, page 25

13. We note your statement that you estimate that a fully developed bone will be completed by August 2006. However, in your disclosure under Planned Distribution you state that you anticipate performing a test distribution from May through June 2006 with six to eight retailers. As the product will not be ready, it is not clear from your disclosure what you would be distributing in your test distribution. Please revise your disclosure to clarify. In this regard, provide a detailed discussion indicating the current status of each phase of your plan. For example, if you are in the concept planning stage without any concrete development or design progress, so state. Also include in your discussion the manner in which your designs will be developed.

14. Please revise to include a discussion and analysis of your historical and expected financial position and results of operations. The discussion should address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your plan of operations for the next twelve months. For example, the discussion should address your expectations regarding production and sales, product development and operating costs and profits or losses. The discussion should also include an analysis of the risks and uncertainties that are reasonably likely to have a material impact on your planned operations and liquidity. Please refer to Item 303(a) of Regulation S-B.

Additional Projects, page 25

15. Please update your disclosure concerning the launch of your commercial website.

Description of Business

Business Strategy, page 27

16. We note you plan to introduce your product to fashion mavens, trendsetters and early adopters. Please provide more detail on how you will identify these individuals and how you will convince them to adopt or use your product.

Advertising, page 28

17. We note you plan to initially utilize specialized unconventional tactics and approaches to advertising. Please expand your disclosure to provide a detailed discussion of the methods to be utilized.

Distribution, page 29

18. We note that you will market your product to specialty retailers and chains in the U.S. As you have noted, you are in a very competitive market, please provide greater details on how you will market your product to these retailers.

Management, page 31

19. We note that you have provided a general description of the business experience of Mr. Musil. In accordance with Item 401 of Regulation S-B, please provide more specifically the last 5 years of his business experience.

Security Ownership of Certain Beneficial Owners and Management, page 33

20. We note your statement that unless otherwise indicated that the address of each stockholder listed in the table is your address. Please confirm that Messrs. Dubey and Hermelin's addresses are your address. In this regard, please also advise us if Messrs. Dubey and Hermelin are affiliates. If so, please provide disclosure in the chart explaining their relationship to you.

Certain Relationships and related Transaction, page 35

21. Disclose whether the transactions and agreements with Atsco Footwear LLC and Mage LLC were comparable to terms you could have obtained from unaffiliated third parties. Also, please file your agreement with Atsco as an exhibit. Finally, revise your disclosure to provide more detail concerning the services provided to you by Mage.

Selling Stockholders, page 36

22. We note your disclosures concerning the two private placements. It appears from this disclosure that this is the source of the 3,000,000 shares for resale. If this is the case, please so state. Concerning the 3,000,000 in shares that may be acquired upon the exercise of warrants, it is unclear from your disclosure how and when these warrants were issued. Your disclosure should include all shares that are being offered for sale and how each selling shareholder acquired the shares for resale. Please revise or advise.

23. We note that several of your selling stockholders are companies. For example, Centrum Bank Ag, Marlenas United AG and Chloe Company S.A. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by the companies. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. to Manual.

Plan of Distribution, page 39

24. We note your disclosure regarding short sales. Specifically, you state "settlement of short sales entered into after the date of this prospectus." Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding.

25. Is any selling stockholder a broker-dealer? If so, identify that shareholder as an underwriter. Please advise.

26. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true:

   a. The seller purchased the securities to be resold in the ordinary course of business; and

   b. At the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

   Alternatively, disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Financial Statements, page F-1

27. The Share Exchange Transaction is equivalent to the issuance of common stock by Skins Footwear for the net monetary assets of Logicom accompanied by a recapitalization and should be accounted for as a capital transaction. Please revise the historical financial statements of Skins Footwear for all periods presented to reflect the equivalent number of shares of common stock of Logicom received in the exchange. In addition, please disclose in the notes to financial statements that the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the financial statements of Skins Shoes, LLC and Skin Shoes, Inc. in earlier periods due to the recapitalization.

28. Please update the financial statements included in the filing to comply with Item 310(g) of Regulation S-B.

29. Please disclose earnings per share data for all periods presented on the face of the statements of operations. Earnings per share for periods prior to the recapitalization should reflect the number of equivalent shares of Logicom received in the exchange. Please also disclose the information required by paragraph 40 of FAS 128 in the notes to financial

statements. In addition, please tell us how you treat shares of common stock held in escrow in your computation of basic earnings per share. Please refer to paragraph 10 of SFAS 128.

30. We note that the report of independent registered public accounting firm refers to the statements of members' capital and stockholders' deficiency while the statement on page F-5 is titled "Statements of Equity." Please revise as appropriate.

Statements of Equity, page F-5

31. We note the line item "Transfer of net liabilities from a predecessor entity – May 18, 2004." Please provide us with more details regarding the inception of Skin Shoes LLC) on May 18, 2004 and the transfer of liabilities from the predecessor entity.

32. We note that you carried forward the accumulated deficit of Skin Shoes, LLC in the accounting for the merger with Skin Shoes, Inc. It appears that the accumulated deficit of Skin Shoes LLC should have been reclassified to additional paid-in capital. Please refer to SAB Topic 4:B. Please advise or revise.

Note 2: Summary of Significant Accounting Policies, page F-8

Stock Options, page F-8

33. Please tell us why you adopted the intrinsic-value method as opposed to the calculated value method of accounting for stock-based compensation. In doing so, please tell us why you are unable to reasonably estimate the fair value of stock options issued to employees at the date they are granted. Please also provide us a summary of the complex terms of the options that preclude a reasonable estimate of fair value at the grant date. In addition, please tell us in detail how you have applied the intrinsic value method of accounting. In that regard, please tell us whether you have classified all of your share-based payments as liabilities and remeasured compensation cost at each reporting date. Please see paragraphs 23, 24 and 38 of FAS 123(R). Further, please tell us in detail how you determined the fair value of your common stock and the intrinsic value of the stock options on the date of grant. Finally, we note the credit to additional paid-in capital related to stock options granted and vested for consulting services. Please tell us what this credit represents and your basis in GAAP for classifying the credit in additional paid-in capital citing applicable authoritative literature.

Derivative Instruments, page F-8

34. Please tell us why stock options granted to directors and consultants are within the scope of EITF 00-19. Please refer to paragraph A76 of FAS 123(R) and paragraph 3 of EITF 00-19. Please also tell us which stock options, if any, were issued to consultants after performance occurred. In addition, please tell us how you determine the fair value of the stock options on the date of grant and at each balance sheet date. Further, we note the charge to

additional paid-in capital related to the fair value of derivative instruments. Please tell us what this charge represents and your basis in GAAP for classifying the charge in additional paid-in capital citing applicable authoritative literature.

Note 4: Patents, page F-9

35. Please tell us the nature of the costs included in patents and the amount, if any, related to issued patents. Please also tell us whether you are amortizing deferred patent application costs prior to the issuance of the patents. If so, tell us why and your basis in GAAP for doing so.

Note 8: Stockholders' Deficit, page F-11

36. You disclose on page F-12 that there was no weighted-average grant-date intrinsic value of options granted during 2005 and that there is no unrecognized compensation cost related to nonvested share-based compensation arrangements under the plan. These disclosures appear inconsistent with the disclosure in Note 2 under derivative instruments. Please advise. We may have further comment regarding your stock-based compensation disclosure.

Recent Sales of Unregistered Securities, page II-1

37. We note that you recently had a private placement in March. Please provide us with an analysis of why the March offering should not be integrated into this offering.

38. Please revise your disclosure to provide more detail in support of the exemptions from registration you relied upon in each of these transactions. See Item 701(d) of Regulation S-B.

Undertakings, page II-3

39. Please revise your undertakings to include the undertakings of Item 512(g) and all of 512(e) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended December 31, 2005

Financial Statements, page 2

40. Please tell us how you accounted for the convertible debentures disclosed in Note 6. In doing so, please tell us how you considered the guidance in EITF 98-5 and EITF 00-27, and in particular Issue 15 of EITF 00-27. Please also tell us the fair value of your common stock and warrants on the commitment date as defined in Issue 4 of EITF 00-27 and how

you determined the fair values of the instruments. In addition, please provide us with a copy of your computations under Issue 15 of EITF 00-27.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Regina Balderas, Accountant, at (202) 551-3722 or William H. Thompson, Senior Staff Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
Via Fax (310) 552-5001